SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)

FRESH DEL MONTE PRODUCE INC.

....
(Name of Issuer)

COMMON SHARES

....
(Title of Class of Securities)

2118707

....
(SEDOL Number)

December 31, 2007

....
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

SEDOL No. 2118707

(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)
  LETKO, BROSSEAU & ASS. INC.

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only

(4) Citizenship or place of organization   CANADA

Number of shares beneficially owned by each reporting person with:		
	(5) Sole voting power	3,650,086
	(6) Shared voting power	
	(7) Sole dispositive power	3,650,086
	(8) Shared dispositive power	

(9) Aggregate amount beneficially owned by each reporting person

  3,650,086

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row 9

  5.76%

(12) Type of reporting person (see instructions)

  OO

Item 1.

Item 1(a) Name of issuer: FRESH DEL MONTE PRODUCE INC.

Item 1(b) Address of issuer's principal executive offices:
          241 Sevilla Avenue, 12th Floor
          Coral Gables, FL 33134
          United States

Item 2.

2(a) Name of person filing:
          Letko, Brosseau & Ass. Inc.

2(b) Address or principal business office or, if none, residence:
          1800 Mc Gill College Av.
          Suite 2510
          Montreal, QC
          H3A 3J6
          Canada

2(c) Citizenship:

          Canada

2(d) Title of class of securities:

          Common Shares

2(e) SEDOL No.: 2118707

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a. [ ] Broker or dealer registered under Section 15 of the Act.

b. [ ] Bank as defined in Section 3(a)(6) of the Act.

c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.

d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.   Amount beneficially owned: 3,650,086

b.   Percent of class: 5.76%

c.   Number of shares as to which such person has:

   i.   Sole power to vote or to direct the vote: 3,650,086

   ii.   Shared power to vote or to direct the vote

   iii. Sole power to dispose or to direct the disposition of: 3,650,086

   iv.   Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Ass. Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the common shares reported as beneficially owned by Letko, Brosseau & Ass. Inc. No clients of Letko, Brosseau & Ass. Inc. beneficially owns more than five percent of Issuer's Common Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : February 12, 2008

Signature DANIEL BROSSEAU

Name/Title: Daniel Brosseau/President